UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Legacy Reserves Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

524706108

(CUSIP Number)

BAINES CREEK CAPITAL, LLC

11940 Jollyville Road

Suite 210-S

Austin, Texas 78759

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Special Purpose Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,418,540
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,418,540
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,418,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Baines Creek GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Baines Creek SP GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,418,540
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,418,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,418,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,419,540
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,419,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,419,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Kevin Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,510
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,419,540
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,510
	10	SHARED DISPOSITIVE POWER

9,419,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,427,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Jeremy Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		138,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,000
	10	SHARED DISPOSITIVE POWER

138,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

James Schumacher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 524706108

1	NAME OF REPORTING PERSON

Brian Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		179,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,119,777
PERSON WITH	9	SOLE DISPOSITIVE POWER

179,872
	10	SHARED DISPOSITIVE POWER

11,119,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,299,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 524706108

The following constitutes Amendment No. 5 to the Schedule 13D (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BCP and BCSPP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate cost of the 1,000 Shares directly owned by BCP is approximately $3,059, excluding brokerage commissions. The aggregate cost of the 9,418,540 Shares directly owned by BCSPP is approximately $28,792,477, excluding commissions.

The Shares purchased by each of Messrs. Tracy, Carter, Schumacher and Williams were purchased with personal funds. The aggregate purchase price of the 7,510 Shares directly owned by Mr. Tracy is approximately $13,923, including brokerage commissions. The aggregate purchase price of the 147,317 Shares beneficially owned by Mr. Carter is approximately $262,001, including brokerage commissions. The aggregate purchase price of the 11,200 Shares directly owned by Mr. Schumacher is approximately $19,932, including brokerage commissions. The aggregate purchase price of the 1,880,109 Shares beneficially owned by Mr. Williams is approximately $2,471,452, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 10, 2019, Baines Creek Capital, LLC and its affiliate investment funds (collectively “Baines Creek”) issued a press release regarding the results of the Issuer’s 2019 annual meeting of shareholders held on June 6, 2019 (the “2019 Annual Meeting”). As set forth in the press release, Baines Creek believes that the results of the Annual Meeting clearly reflect the widespread dissatisfaction of the Issuer’s stockholders with the disastrous performance under the watch of the current Board of Directors of the Issuer (the “Board”), as well as the recent actions taken by the Board to frustrate stockholder democracy. While the Issuer narrowly obtained a quorum to hold the annual meeting with 55.7% of Shares represented - a dramatically low number - less than 12% of the outstanding Shares of the Issuer were voted on the election of directors. As stated in the press release, Baines Creek believes the voting results unequivocally demonstrate stockholders’ utter lack of supper for the current Board and further provided that it is remarkable that each director candidate received affirmative votes from less than 7% of the Shares outstanding.

Baines Creek has reviewed the announcement by the Issuer on June 11, 2019 that the Issuer has entered into a restructuring support agreement (the “Restructuring Agreement”) with its lenders under its reserve based revolving credit facility and its lenders under its second lien term loan. Baines Creek intends to closely monitor developments at the Issuer, including its financial restructuring, and Baines Creek reserves all of its rights as an equity holder to take whatever action it deems necessary to protect equity holders’ interests.

In addition, Baines Creek intends to deliver a books and records demand to the Issuer under Delaware law to determine whether there was any mismanagement or breaches of fiduciary duty in connection with the voting results of the 2019 Annual Meeting.

11

CUSIP No. 524706108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 114,812,812 Shares outstanding, as of May 16, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on May 20, 2019.

A.	BCP
(a)	As of the date hereof, BCP beneficially owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BCP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
B.	BCSPP
(a)	As of the date hereof, BCSPP beneficially owned 9,418,540 Shares.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 9,418,540

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 9,418,540

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BCSPP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
12

CUSIP No. 524706108

C.	BCP GP
(a)	BCP GP, as the general partner of BCP, may be deemed the beneficial owner of the 1,000 Shares owned by BCP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,000

(c)	BCP GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of BCP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	BCSPP GP
(a)	BCSPP GP, as the general partner of BCSPP, may be deemed the beneficial owner of the 9,418,540 Shares owned by BCSPP.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,418,540

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,418,540

(c)	BCSPP GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of BCSPP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
E.	BCC
(a)	As the investment manager of each of BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of each of BCP GP and BCSPP GP, BCC may be deemed the beneficial owner of the (i) 1,000 Shares owned by BCP and (ii) 9,418,540 Shares owned by BCSPP.

Percentage: Approximately 8.2%

13

CUSIP No. 524706108

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,419,540

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,419,540

(c)	BCC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of BCP and BCSPP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Tracy
(a)	As of the date hereof, Mr. Tracy directly owned 7,510 Shares. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Tracy may be deemed the beneficial owner of the (i) 1,000 Shares owned by BCP and (ii) 9,418,540 Shares owned by BCSPP.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 7,510

2. Shared power to vote or direct vote: 9,419,540

3. Sole power to dispose or direct the disposition: 7,510

4. Shared power to dispose or direct the disposition: 9,419,540

(c)	Mr. Tracy has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of BCP and BCSPP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.       Mr. Carter

(a)	As of the date hereof, Mr. Carter beneficially owned 147,317 Shares, including 138,317 Shares jointly owned with his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,000

2. Shared power to vote or direct vote: 138,317

3. Sole power to dispose or direct the disposition: 9,000

4. Shared power to dispose or direct the disposition: 138,317

(c)	Mr. Carter has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

14

CUSIP No. 524706108

H.       Mr. Schumacher

(a)	As of the date hereof, Mr. Schumacher directly owned 11,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,200

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 11,200

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schumacher has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

I.       Mr. Williams

(a)	As of the date hereof, Mr. Williams beneficially owned 1,880,109 Shares, including 1,700,237 Shares jointly owned with his spouse. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Williams may be deemed the beneficial owner of the (i) 1,000 Shares owned by BCP and (ii) 9,418,540 Shares owned by BCSPP.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 179,872

2. Shared power to vote or direct vote: 11,299,649

3. Sole power to dispose or direct the disposition: 179,872

4. Shared power to dispose or direct the disposition: 11,299,649

(c)	Mr. Williams has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of BCP and BCSPP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

15

CUSIP No. 524706108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2019

Baines Creek Partners, L.P.

By:	Baines Creek GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Special Purpose Partners, L.P.

By:	Baines Creek SP GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek SP GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Capital, LLC

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

16

CUSIP No. 524706108

/s/ Brian Williams
Brian Williams

/s/ Kevin Tracy
Kevin Tracy

/s/ Jeremy Carter
Jeremy Carter

/s/ James Schumacher
James Schumacher

17

CUSIP No. 524706108

SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)*	Date of Purchase/Sale

Baines creek partners, l.p.

(3,000,000)	0.3000	06/07/2019
(300,000)	0.2500	06/10/2019
(11,482,250)	0.1100	06/11/2019

Baines creek Special purpose partners, l.p.

(501,262)	0.1050	06/11/2019

* The price reported is an average price. These shares were purchased in multiple transactions at prices ranging from $0.1010 to $0.3600 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.